Responses to Item 77(I)

During the period covered by this report, the Registrant's Board of Directors approved the addition of Advisor Class and Institutional Class shares as new share classes. Advisor Class shares will not be offered for sale until September 2013. Institutional Class shares were available for sale commencing April 2013. Not all classes of shares of each Fund of the Registrant may be available in all jurisdictions.